Exhibit 99.1

Media Contact
Above Food Corp.
media@abovefood.com

Above Food Announces Acquisition of European-based Brotalia, S.L.
(a Division of Grupo Enhol)

Bolsters Above’s FoodTech platform, adding to the Company’s portfolio of disruptive technologies aimed at enhancing the efficiency and sustainability of food production

Regina, Saskatchewan (June 27, 2024) –– Above Food Corp. (“Above Food” or the “Company”), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, today announced that it has acquired Brotalia, S.L. (“Brotalia”) (a subsidiary of Spain-based Grupo Empresarial Enhol, S.L.), a European-based company that leverages disruptive technologies through its food technology group to revolutionize the production of ingredients and foods (the “Acquisition”).

Brotalia, S.L., was founded in 2017 with the purpose of developing, producing, and marketing healthy, tasty, and sustainable food at scale. The company is a pioneer in food technology development and is leading advanced research in dry fermentation technologies. This fermentation process upcycles ingredients and their by-products into high value products while enhancing nutrient density. Brotalia is also a leader in commercializing differentiated better-for-you products using efficient 3D bioprinting technology.

“Brotalia’s pioneering efforts in leveraging disruptive technologies to enhance the production of differentiated foods perfectly align with our quest to create a more sustainable and efficient food ecosystem globally,” stated Lionel Kambeitz, Founder, President, Chief Executive Officer, and Executive Chairman of Above Food, “Moreover, this acquisition bolsters our food technology capabilities, acting as an incubator for shepherding new food tech solutions that support our broader business.”

On April 29, 2023, Above Food entered into a definitive business combination agreement with Bite Acquisition Corp. (NYSE AMERICAN: BITE) (“Bite”), a special purpose acquisition company, Above Food Ingredients Inc. (“New Above Food”) and Above Merger Sub, Inc. (“Merger Sub”), providing for the business combination of Bite, Above Food, New Above Food and Merger Sub (the “Business Combination”). The shareholders of Bite and Above Food have approved the Business Combination. Upon the closing of the proposed Business Combination, which is still expected to occur in the first half of 2024, New Above Food will become a publicly traded company and its common shares and warrants are expected to be listed on the Nasdaq under the ticker symbols “ABVE” and “ABVE.W”, respectively.

About Above Food

Above Food is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available in leading grocers across Canada, the United States and Europe.

About Bite

Bite is a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Bite is led by Chair and CEO, Alberto Ardura, and a team of successful industry executives, and venture capital investors who have long track records of operating business in the restaurant and food industries.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively “forward-looking information”), which are based on Above Food’s and Bite’s current internal expectations, estimates, projections, assumptions and beliefs. The use of any of the words “believe”, “estimate”, “anticipate”, “expect”, “plan”, “predict”, “outlook”, “target”, “project”, “plan”, “may”, “could”, “will”, “shall”, “should”, “intend”, “potential”, “seek”, “future”, “outlook” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters are intended to identify forward-looking information. Forward-looking information in this press release includes, but is not limited to: statements regarding the anticipated listing of New Above Food common shares and warrants on the Nasdaq, Above Food and Brotalia’s quest to create a more sustainable and efficient food ecosystem globally and the creation of new food technologies. Forward-looking information is not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Above Food and Bite currently believe the expectations reflected in the forward-looking information in this press release are reasonable, but no assurance can be given that these expectations will prove to be correct, and readers should not place undue reliance on such forward-looking information. The forward-looking information in this press release is subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the proposed Business Combination or the Acquisition are not obtained or that any of the conditions to closing of the Business Combination are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the proposed Business Combination; (iii) changes to the structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (v) the risk that the proposed Business Combination or the Acquisition disrupts current plans and operations of Above Food as a result of the announcement and consummation of the proposed Business Combination or the Acquisition; (vi) failure to realize the anticipated benefits of the proposed Business Combination or the Acquisition, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the proposed Business Combination or the Acquisition; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against Bite or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed Business Combination or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in Bite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2024, as amended on May 21, 2024, the definitive proxy statement/prospectus filed on April 9, 2024 by New Above Food and other documents filed, or to be filed, by Bite and/or New Above Food with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking information. There may be additional risks that none of Bite or Above Food presently know or that Bite or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking information.

In addition, forward-looking information reflects Bite’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this press release. Bite and Above Food anticipate that subsequent events and developments may cause Bite’s and Above Food’s assessments to change. However, while Bite and Above Food may elect to update the forward-looking information at some point in the future, Bite and Above Food specifically disclaim any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Nothing in this press release should be regarded as a representation by any person that the forward-looking information set forth herein will be achieved or that any of the contemplated results of such forward-looking information will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking information. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the proposed Business Combination, on April 9, 2024, Bite and New Above Food each filed with the SEC a definitive proxy statement/prospectus (the “proxy statement/prospectus”), which was mailed to holders of Bite’s common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the proposed Business Combination and related matters. Bite’s stockholders approved the proposed Business Combination on April 29, 2024. INVESTORS AND SECURITY HOLDERS OF NEW ABOVE FOOD ARE URGED TO READ THE REGISTRATION STATEMENT FILED BY NEW ABOVE FOOD, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF BITE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BITE, NEW ABOVE FOOD, MERGER SUB, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Bite or New Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bite will be available free of charge on Bite’s website at https://www.biteacquisitioncorp.com or upon written request to Bite by emailing alberto@biteacquisitioncorp.com. Copies of the documents filed with the SEC by New Above Food will be available free of charge on New Above Food’s website at https://abovefood.com or by contacting New Above Food’s Investor Relations Department at 2305 Victoria Ave #001, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com